

July 24, 2012

Via Facsimile
Mr. John S. Marr
Chief Executive Officer and President
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

> **Re:** **Tyler Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed April 26, 2012**
> **File No. 001-10485**

Dear Mr. Marr:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition

Subscription-Based Services, page F-9

1.   We note your disclosure on page 6 that you provide professional services including installation and data conversion services. We further note if you determine that you do not have stand-alone value for professional services associated with ASP and hosting

arrangements, you recognize the services revenue ratably over the remaining contractual period. Please tell us your basis for recognizing these upfront fees over the contractual period rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

2.   Additionally, please describe your accounting policy when you conclude that you do have stand-alone value for professional services associated with ASP and hosting arrangements, including how you determined that stand-alone value exists.

3.   Finally, we note that you allocate revenue to each qualifying separate element based upon vendor-specific objective evidence (VSOE), third party evidence (TPE) or estimated selling price (ESP). Please tell us which method is used for your various applicable products and services and describe how you calculate VSOE, TPE and ESP.

Note 10 – Share-Based Compensation

Determining Fair Value of Stock Compensation, page F-21

4.   We note that the simplified method is used to estimate the expected term of your stock options. Considering the extent of your exercise activity, please clarify why you continue to believe that it is appropriate to use the simplified method rather than using historical information. Refer to Question 6 of SAB Topic 14.D.2.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Condensed Statements of Comprehensive Income, page 2

5.   We note that historically comprehensive income has differed from net income due to unrealized gains and losses on investment securities. Please explain why comprehensive income for the three months ended March 31, 2012 and 2011 was equal to net income during those periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief